www.lilly.com

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

U.S.A.

Phone 317 276 2000

April 14, 2011

VIA EDGAR

Ms. Staci Shannon

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eli Lilly and Company
File Number 001-06351

Dear Ms. Shannon:

Confirming our conversation on April 13, 2011, we are in receipt of your letter of the same date. We will provide you with our response by May 11, 2011 due to competing priorities.

If that is not acceptable timing, please let me know as soon as possible so I can adjust the timing.

I can be reached at 317-276-2024.

Sincerely,

ELI LILLY AND COMPANY

/s/Arnold C. Hanish

Arnold C. Hanish

Vice President, Finance and

Chief Accounting Officer